SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

CYREN LTD.

(Name of Subject Company (Issuer))

WP XII INVESTMENTS B.V.

WP XII INVESTMENTS COÖPERATIEF U.A.

WARBURG PINCUS (CALLISTO) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS (EUROPA) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS (GANYMEDE) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-B (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-D (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-E (CAYMAN), L.P.

WARBURG PINCUS XII PARTNERS (CAYMAN), L.P.

WP XII PARTNERS (CAYMAN), L.P.

(Name of Filing Person (Offeror))

ORDINARY SHARES, NOMINAL VALUE NIS 0.15 PER SHARE

(Title of Class of Securities)

M26895108

(CUSIP Number of Class of Securities)

WP XII Investments B.V.

c/o Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

Telephone: (212) 878-0600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Asaf Harel Tomer Sela Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Rd. Ramat Gan 5250608, Israel Telephone: +972-3-610-3100	Dvir Oren Ross M. Leff Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Telephone: (212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation* $78,163,395	Amount of Filing Fee** $9,732

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 31,265,358 ordinary shares of Cyren Ltd. at a purchase price of $2.50 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, as updated by Fee Advisory #1 for Fiscal Year 2018, by multiplying the transaction valuation by 0.0001245.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by WP XII Investments B.V., a private limited liability company organized under the laws of the Netherlands (“WP XII BV”), which is a wholly owned subsidiary of WP XII Investments Coöperatief U.A., a company incorporated in The Netherlands (“WP XII Investments Coöperatief”), which is jointly owned by (i) Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Callisto”), (ii) Warburg Pincus (Europa) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Europa”), (iii) Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Ganymede”), (iv) Warburg Pincus Private Equity XII-B (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-B”), (v) Warburg Pincus Private Equity XII-D (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-D”), (vi) Warburg Pincus Private Equity XII-E (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-E”), (vii) Warburg Pincus XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“Warburg Pincus XII Partners”) and (viii) WP XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Partners,” and together with WP XII Callisto, WP XII Europa, WP XII Ganymede, WP XII-B, WP XII-D, WP XII-E and Warburg Pincus XII Partners, the “WP XII Funds”; the WP XII Funds, collectively with WP XII BV and WP XII Investments Coöperatief, the “Bidder”), and relates to the offer by the Bidder to purchase 31,265,358 outstanding ordinary shares, nominal (par) value NIS 0.15 per share (the “Shares”), of Cyren Ltd. (“Cyren”), at $2.50 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated November 20, 2017 (the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The information set forth in Section 8 (“Information Concerning Cyren”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 6 (“Price Range of the Shares Etc.”) in the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b) and (c) The information set forth in the Offer to Purchase under “Introduction,” Section 9 (“Information Concerning the Offeror Group”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

“Summary Term Sheet;”

“Introduction;”

Section 1 (“Terms of the Offer; Proration; Expiration Date”);

Section 2 (“Acceptance for Payment and Payment”);

Section 3 (“Procedures for Tendering Shares or Notifying Us of Your Objection to the Offer”);

Section 4 (“Withdrawal Rights”);

Section 5 (“Certain Material U.S. Federal Income Tax and Israeli Income Tax Consequences”);

Section 11 (“Conditions to the Offer”); and

Section 14 (“Miscellaneous”).

The information set forth in the Letter of Transmittal and the Notice of Objection, copies of which are attached hereto as Exhibits (a)(1)(B) and (a)(1)(F), respectively, is also incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer —Interest of Persons in the Offer,” “Background to the Offer —Related Party Transactions,” Section 9 (“Information Concerning the Offeror Group”) and Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer —Background” and “Background to the Offer — Purpose of the Offer; Reasons for the Offer” is incorporated herein by reference.

(c)(1) through (c)(7) The information set forth in the Offer to Purchase under “Background to the Offer — Plans for Cyren after the Offer; Certain Effects of the Offer,” Section 7 (“Effects of the Offer on the Market for Shares; Registration under the Exchange Act”) and Section 9 (“Information Concerning the Offeror Group”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Background to the Offer — Background” and Section 10 (“Sources and Amount of Funds”) is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the Offer to Purchase under “Introduction,” “Background to the Offer—Related Party Transactions,” Section 9 (“Information Concerning the Offeror Group”) and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Offer to Purchase under Section 13 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) and (b) The information set forth in the Offer to Purchase under Section 10 (“Source and Amount of Funds”) is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in the Offer to Purchase under “Background to the Offer — Interest of Persons in the Offer,” “Background to the Offer — Related Party Transactions,” Section 7 (“Effects of the Offer on the Market for Shares; Registration Under the Exchange Act”), Section 9 (“Information Concerning the Offeror Group”) and Section 12 (“Legal Matters and Regulatory Approvals”) is incorporated herein by reference. The Bidder is not aware of any pending material legal proceedings relating to the Offer.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

On November 20, 2017, the Bidder issued a press release announcing the commencement of the Offer, a copy of which is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated November 20, 2017.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Internal Revenue Service Form W-9.
(a)(1)(F)	Notice of Objection.
(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).
(a)(5)(A)	Text of Press Release issued by the Bidder and the issuer on November 6, 2017 (incorporated by reference to the pre-commencement tender offer materials filed by the offerors on November 7, 2017).
(a)(5)(B)	Text of Press Release issued by the Bidder on November 20, 2017.
(a)(5)(C)	Summary Advertisement published on November 20, 2017.
(a)(5)(D)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on November 20, 2017.*
(a)(5)(E)	Form of Acceptance Notice and Notice of Objection to be filed with the Israeli Securities Authority on November 20, 2017.*
(b)	Not applicable.
(d)(1)	Securities Purchase Agreement, dated as of November 6, 2017, by and among WP XII Investments B.V. and Cyren Ltd. (incorporated by reference to the Schedule 13D filed by the offerors on November 16, 2017).
(d)(2)	Registration Rights Agreement, dated as of November 6, 2017, by and among WP XII Investments B.V. and Cyren Ltd. (incorporated by reference to the Schedule 13D filed by the offerors on November 16, 2017).
(g)	Not applicable.
(h)	Not applicable.

*	English translation from Hebrew.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

WP XII INVESTMENTS B.V.

By:	/s/ Tara E. O’Neill
Name: Tara E. O’Neill
Title: Managing Director A

By:	/s/ Guido F.X.M. Nieuwenhuizen
Name: Guido F.X.M. Nieuwenhuizen
Title: Managing Director A

WP XII INVESTMENTS COÖPERATIEF U.A.

By:	/s/ Tara E. O’Neill
Name: Tara E. O’Neill
Title: Managing Director A

By:	/s/ Guido F.X.M. Nieuwenhuizen
Name: Guido F.X.M. Nieuwenhuizen
Title: Managing Director A

WARBURG PINCUS (CALLISTO) PRIVATE EQUITY XII (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS (EUROPA) PRIVATE EQUITY XII (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS (GANYMEDE) PRIVATE EQUITY XII (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS PRIVATE EQUITY XII-B (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS PRIVATE EQUITY XII-D (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS PRIVATE EQUITY XII-E (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS XII PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WP XII PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

Dated: November 20, 2017

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase dated November 20, 2017.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Internal Revenue Service Form W-9.
(a)(1)(F)	Notice of Objection.
(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).
(a)(5)(A)	Text of Press Release issued by the Bidder and the issuer on November 6, 2017 (incorporated by reference to the pre-commencement tender offer materials filed by the offerors on November 7, 2017).
(a)(5)(B)	Text of Press Release issued by the Bidder on November 20, 2017.
(a)(5)(C)	Summary Advertisement published on November 20, 2017.
(a)(5)(D)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on November 20, 2017.*
(a)(5)(E)	Form of Acceptance Notice and Notice of Objection to be filed with the Israeli Securities Authority on November 20, 2017.*
(b)	Not applicable.
(d)(1)	Securities Purchase Agreement, dated as of November 6, 2017, by and among WP XII Investments B.V. and Cyren Ltd. (incorporated by reference to the Schedule 13D filed by the offerors on November 16, 2017).
(d)(2)	Registration Rights Agreement, dated as of November 6, 2017, by and among WP XII Investments B.V. and Cyren Ltd. (incorporated by reference to the Schedule 13D filed by the offerors on November 16, 2017).
(g)	Not applicable.
(h)	Not applicable.

*	English translation from Hebrew.